Filed Pursuant to Rule 253(g)(2)

File No. 024-12580

New Generation Consumer Group, Inc.

Offering Circular Supplement No. 1

Dated March 16, 2026

An Offering Statement (the “Offering Statement”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on January June 23, 2025.

This Offering Circular Supplement No.1 discloses that a portion of one of the Subject Convertible Notes held by CV3 Group, LLC (a Selling Shareholder) was converted ($30,000.00 in principal and $0.00 in interest, a total of $30,000.00) into a total of 100,000,000 (5,000,000 shares post-reverse-split) Conversion Shares. These Conversion Shares are Selling Shareholder Shares and were sold by the Selling Shareholder at the then-applicable fixed offering price of $0.0003 per share.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.